Mail Stop 6010

June 24, 2005


Via U.S. Mail and via Facsimile

Mr. David W. Heard
Chief Executive Officer
Somera Communications, Inc.
301 S. Northpoint Drive
Coppell, Texas 75019


	RE:	Somera Communications, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-27843

Dear Mr. Heard:

     We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3:  Acquisitions, page 51

1. We note that in June 2003 you wrote-off all the goodwill relating to your October 2002 acquisition of Compass Telecom. With a view towards improved MD&A discussions in future filings, please describe to us the factors, both company-specific and macro-economic, which you believe resulted in the Compass Telecom goodwill being impaired less than nine months after the purchase. Discuss how these factors related to your decision to sell back the Compass Telecom assets to two of the former owners.
Financial Statements, page 36

2. We note the amended 2004 Form 10-K/A filed on April 13, 2005 which includes corrections to the audited financial statements. Please revise the amendment to include a complete set of audited financial statements. In addition, include the appropriate consents and certifications.



*    *    *    *



      As appropriate, please amend your December 31, 2004 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange
Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Martin F. James
Senior Assistant Chief Accountant

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Mr. David W. Heard
Somera Communications, Inc.
June 24, 2005
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